 As filed with the Securities and Exchange Commission on September 13, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

This is a joint press release of Versatel Telecom International N.V. (Versatel) , Tele2 (Netherlands) B.V.
(Tele2), a wholly owned subsidiary of Tele2 AB, and funds advised by Apax Partners (Apax).

PRESS RELEASE

TELE2, APAX AND VERSATEL GET THE GO-AHEAD FROM THE EUROPEAN COMMISSION

8 September 2005

Tele2, Versatel and Apax announce that the European Commission has granted clearance under the EU Merger Regulation to the acquisition of sole control of Versatel’s Benelux business by Tele2 and to the acquisition of sole control of Versatel’s German business by Apax.

Tele2 and Versatel confirm that the preparations are well under way for Tele2’s intended recommended simultaneous public cash offers for all outstanding Versatel shares and convertible notes. Tele2 and Versatel currently expect that the Offers will be made in mid September 2005.

This announcement and related materials do not constitute an offer to purchase nor a solicitation of an offer to sell Versatel shares and convertible notes.

This announcement is a public announcement as meant within article 9b paragraph 1 of the Bte 1995.

Further information can be obtained from:

For Tele2
Lars-Johan Jarnheimer, President and CEO	+ 46 8562 640 00
Håkan Zadler, CFO	+ 46 8562 640 00
Per Borgklint, Market Area Director UK & Benelux	+ 31 20 702 02 02
Dwayne Taylor, Investor Relations, London	+ 44 20 7321 5038
Lena Krauss, Investor Relations, Stockholm	+ 46 8 562 000 45

Sarah Hamilton, M:Communications, London	+ 44 78 36 295 291
Nick Fox, M:Communications, London	+ 44 77 11 727 618

Anne Louise Van Lynden, Investor Voice, Amersterdam	+ 31 65 4315 549
Carina Hamaker, Investor Voice, Amersterdam	+ 31 65 3749 959

For Apax
Ira Wülfing, Communication	+ 49 89 200030 33

For Versatel
Wouter van de Putte, Investor Relations	+ 31 20 750 2362
Cilesta van Doorn, Corporate Communications	+ 31 20 750 1318

This press release appears in Swedish also. In the event of any inconsistency, the English version will prevail above the Swedish version.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: September 13th, 2005